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                          April 21, 2021

       Jeffrey Parker
       Chief Financial Officer
       ParkerVision Inc.
       4446-1A Hendricks Avenue, Suite 354
       Jacksonville, Florida 32207

                                                        Re: ParkerVision Inc
                                                            Registration
Statement on Form S-1
                                                            Filed April 14,
2021
                                                            File No. 333-255217

       Dear Mr. Parker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ernest
Greene at 202-551-3733 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David Alan Miller, Esq.